Exhibit 99.1

FOR IMMEDIATE RELEASE

Tuesday 27 November, 2012

CANCER RESEARCH UK AND LORUS TO CO-DEVELOP FIRST-OF-KIND DRUG, IL-17E, TO TREAT SOLID TUMOURS

CANCER RESEARCH UK’S Drug Development Office; Cancer Research Technology, the charity's commercial arm; and biopharmaceutical company, Lorus Therapeutics Inc. (Lorus) (TSX:LOR), have partnered to take a new therapy with the potential to treat solid tumours, into its first clinical trial.

The treatment, IL-17E, is a type of protein called a pro-inflammatory cytokine which according to research done at Lorus is thought to elicit an immune response which attacks cancer cells, and determining exactly how it does this will form part of the work being done. It incorporates technology owned by both Lorus and Genentech*.  Lorus scientists were the first to discover the anticancer properties of IL-17E against a range of solid tumours**.

Cancer Research UK’s Clinical Development Partnerships (CDP) is a joint initiative between Cancer Research UK’s Drug Development Office (DDO) and Cancer Research Technology, to develop promising anticancer agents that may not otherwise be developed, and take them through preclinical development and early clinical trials.

With the CDP scheme companies retain the background rights to their programmes while enabling Cancer Research UK to take on early development work to evaluate the benefit to cancer patients. Three drugs are now in clinical trials***with others scheduled to open early 2013.

Cancer Research UK’s DDO will fund and undertake extensive preclinical work led by Professor Christian Ottensmeier at the University of Southampton, England, to further investigate  the mechanism by which the protein destroys cancer cells and to further develop the drug for use in treating cancer patients.

The DDO will then fund, manage and sponsor the first Phase I clinical trial led by Professor Chris Twelves and Dr Christy Ralph at the Cancer Research UK/NIHR Leeds Experimental Cancer Medicine Centre, based at the University of Leeds, England. Lorus will manufacture and supply IL-17E for the non-clinical toxicology and Phase I clinical studies.

Professor Christian Ottensmeier, Cancer Research UK scientist at the University of Southampton, said: “This important partnership means we’ll be able to better understand how this molecule destroys cancer cells. We will investigate if it somehow supercharges the immune system to hunt down and attack cancer cells, or if it is able to trigger a ‘suicide’ signal in these cells so they self-destruct, or both, as suggested by research already done at Lorus.

“This will give us the evidence we need to take this drug further into clinical trials to investigate potential benefit to patients.”

After the Phase I trial, Lorus will have the exclusive option to license the Phase I clinical trial data and resume further clinical development. If it does not exercise this option, the rights to the programme would be transferred to Cancer Research Technology to secure an alternative partner, with the aim to make the treatment available for cancer patients while Lorus would retain certain economic interests.

Dr Aiping Young, President and CEO of Lorus, said: “At Lorus our primary focus is to discover and develop novel therapies to treat some of the most important and hard-to-treat cancers.  IL-17E fits all the criteria to potentially qualify as a truly unique, first-in-class cytokine-based approach to treating a range of solid tumours.

“Cancer Research UK is world renowned for its cancer research and has done similar partnership deals through its CDP initiative with some of the world’s largest pharmaceutical companies.  We believe this partnership with Cancer Research UK is not only a validation of our IL-17E technology, but it also offers Lorus an innovative avenue to develop this programme, and affords us the opportunity to progress as many of our programmes as possible into the clinic.

“We are excited about collaborating with Cancer Research UK and its important network of academic and clinical collaborators in the immunotherapy field and look forward to the outcome of some key studies in the next 24 months.“

Dr Victoria John, head of clinical partnerships, at Cancer Research UK’s Drug Development Office, said: “Without our unique CDP initiative, it might not have been possible to develop this promising treatment, stalling progress to provide potential new options for patients for whom existing treatments no longer work.

 “We’re delighted to be working with our Canadian partner Lorus Therapeutics right from the start - collaborating closely in the preclinical research right through to manufacture and the first ever trial with patients.

 “IL-17E is the third biological treatment we have brought into the CDP portfolio, building on our existing partnerships with international pharmaceutical and biotechnology companies to develop a multipeptide vaccine, a monoclonal antibody as well as five other molecularly targeted drugs.

“This latest partnership further demonstrates the breadth of molecules we can develop. And we will continue to seek future partnerships, so that by working alongside industry to combine skills and expertise we can reach our goal to license new treatments, and save more lives from cancer.”

IL-17E was selected following a rigorous peer-review process conducted by Cancer Research UK’s New Agents Committee (NAC).  Assessment of IL-17E by the NAC was based on several criteria, including scientific rationale, quality of the anticancer data in relevant tumour models, novelty, and clinical need.  IL-17E is the eighth treatment to enter Cancer Research UK’s Clinical Development Partnerships (CDP) scheme.

Media Enquiries

Cancer Research UK:
Emma Rigby on 020 3469 8300 or, out-of-hours, the duty press officer on 07050 264 059.
Lorus Therapeutics:
Grace Tse at +1-416-798-1200 ext. 380 or ir@lorusthera.com or visit www.lorusthera.com

Notes to editors:
*Genentech has patent rights over the composition of matter to IL-17E and Lorus has patent rights for the use of IL-17E in cancer. Lorus also has an IP licence agreement with Genentech to develop IL-17E for cancer treatment.

**Including human melanoma, pancreatic, colon, lung, ovarian and breast tumour models; all while demonstrating an excellent safety profile in animal studies.

***AZD0424, GSK1070916A, IMA950.

About Clinical Development Partnerships

www.clinicalpartnerships.cancerresearchuk.org

About Lorus
Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new targeted therapy approaches including first-in-class drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

About Cancer Research UK's Drug Development Office

Cancer Research UK has an impressive record of developing novel treatments for cancer. It currently has a portfolio of over 30 new anticancer agents in preclinical development, phase I or early phase II clinical trials.

Since 1982, the Cancer Research UK Drug Development Office has completed 130 trials of 110 different potential new anti-cancer agents or combinations of agents into clinical trials in patients. Five compounds have made it to market: Temozolomide, a drug discovered by Cancer Research UK scientists, that is an effective new treatment for brain cancer and more recently Abiraterone for prostate cancer as well as Alimta, Etoposid and Formestane. Nine other drugs are in late development phase III trials and many others are still in clinical development.

About the ECMC Network
The Experimental Cancer Medicine Centre (ECMC) network is jointly supported by Cancer Research UK, the National Institute for Health Research in England, and the Departments of Health of Scotland, Wales and Northern Ireland. It launched in 2006, with £35M funding over five years, with a further £35M announced in 2011 for five more years to fund centres across the UK. Each ECMC brings together lab-based experts in cancer biology with cancer doctors to speed up the flow of ideas from the lab bench to the patient’s bedside. Find out more at www.ecmcnetwork.org.uk

About the NIHR
The National Institute for Health Research provides the framework through which the research staff and research infrastructure of the NHS in England is positioned, maintained and managed as a national research facility.  The NIHR provides the NHS with the support and infrastructure it needs to conduct first-class research funded by the Government and its partners alongside high-quality patient care, education and training.  Its aim is to support outstanding individuals (both leaders and collaborators), working in world class facilities (both NHS and university), conducting leading edge research focused on the needs of patients. http://www.nihr.ac.uk/

The University of Southampton
The University of Southampton is a leading UK teaching and research institution with a global reputation for leading-edge research and scholarship across a wide range of subjects in engineering, science, social sciences, health and humanities.

With over 23,000 students, around 5000 staff, and an annual turnover well in excess of £435M, the University of Southampton is acknowledged as one of the country's top institutions for engineering, computer science and medicine. The University combines academic excellence with an innovative and entrepreneurial approach to research, supporting a culture that engages and challenges students and staff in their pursuit of learning.

The University is also home to a number of world-leading research centres including the Institute of Sound and Vibration Research, the Optoelectronics Research Centre, the Web Science Trust and Doctoral training Centre, the Centre for the Developmental Origins of Health and Disease, the Southampton Statistical Sciences Research Institute and is a partner of the National Oceanography Centre at the Southampton waterfront campus.

About Cancer Research Technology

Cancer Research Technology (CRT) is a specialist commercialisation and development company, which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies. CRT is a wholly owned subsidiary of Cancer Research UK, the world's leading cancer charity dedicated to saving lives through research. Further information about CRT can be found at www.cancertechnology.com

About Cancer Research UK
•	Cancer Research UK is the world’s leading cancer charity dedicated to saving lives through research
•	The charity’s pioneering work into the prevention, diagnosis and treatment of cancer has helped save millions of lives.
•	Cancer Research UK receives no government funding for its life-saving research. Every step it makes towards beating cancer relies on every pound donated.

•	Cancer Research UK has been at the heart of the progress that has already seen survival rates in the UK double in the last forty years.
•	Cancer Research UK supports research into all aspects of cancer through the work of over 4,000 scientists, doctors and nurses.
•	Together with its partners and supporters, Cancer Research UK's vision is to bring forward the day when all cancers are cured.

For further information about Cancer Research UK's work or to find out how to support the charity, please call 0300 123 1861 or visit www.cancerresearchuk.org. Follow us on Twitter and Facebook

Lorus Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the ability to advance IL-17E into Phase I clinical trials, our ability to successfully manufacture IL-17E, the treatment potential of IL-17E, Lorus’ ability to maintain the license agreement with Cancer Research UK, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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